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                                                                     EXHIBIT 2.1

                            STOCK PURCHASE AGREEMENT

         This Stock Purchase Agreement (this "Agreement") is made and entered into as of this 6th day of May, 2002, by and among PROXYMED, INC., a Florida corporation ("ProxyMed" or the "Acquiror"), with its principal business address at 2555 Davie Road, Suite 110, Fort Lauderdale, Florida 33317; KENCOM COMMUNICATIONS & SERVICES, INC., a New Jersey corporation ("KenCom"), with its principal business address at 102 Executive Drive, Suite No. 5, Moorestown, NJ 08057 and DEBORAH M. KENNEDY AND COLLEEN PHILLIPS-NORTON, the shareholders of KenCom (individually, the "Seller" and collectively, the "Sellers"). KenCom and Sellers are sometimes collectively referred to in the Agreement as "Selling Parties". Acquiror and the Selling Parties are sometimes collectively referred to in the Agreement as the "Parties".

         WHEREAS, the Sellers own all of the issued and outstanding shares (the "Shares") of capital stock of KenCom (the "Capital Stock"); and

         WHEREAS, upon the terms and conditions of this Agreement, the Acquiror desires to purchase from the Sellers and the Sellers desire to sell to the Acquiror all of the Shares of Capital Stock; and

         THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained in the Agreement, the Parties agree as follows:

ARTICLE 1. STOCK PURCHASE

         1.1 PURCHASE AND SALE OF THE SHARES. Subject to the terms and conditions hereof, each of the Sellers hereby agrees to sell to the Acquiror, and the Acquiror hereby agrees to purchase from each of the Sellers at the Closing (as hereinafter defined), that number of Shares of Capital Stock specified opposite such Seller's name on SCHEDULE 1.1. To effect the transfers contemplated by this Section 1.1, at the Closing, each of the Sellers shall deliver or cause to be delivered to the Acquiror, against payment therefor in accordance with Section 2.1 hereof, a stock certificate or certificates evidencing the Shares of Capital Stock, accompanied by stock powers duly executed in blank and otherwise in form acceptable to the Acquiror for transfer on the books of the Corporation.

ARTICLE 2. PURCHASE PRICE

         2.1 PAYMENT OF PURCHASE PRICE. In consideration for the transfer and assignment by the Sellers of all the Shares of Capital Stock and in consideration of the representations, warranties and covenants of Sellers set forth herein, Acquiror on the conditions set forth herein shall pay THREE MILLION EIGHT HUNDRED SEVENTY-FIVE THOUSAND DOLLARS (US$3,875,000) (the "Purchase Price"), as set forth below. Acquiror:



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                  (a) shall pay to the Sellers at the Closing THREE MILLION TWO
HUNDRED SEVENTY-FIVE THOUSAND DOLLARS (US$3,275,000) in cash as described in
Section 3.2 hereof and adjusted pursuant to Section 2.2, of which ONE HUNDRED THOUSAND DOLLARS (US$100,000) shall be held back in accordance with the holdback provisions set forth in Section 12.14 of this Agreement; and

                  (b) shall deliver to the Sellers, pro rata based on their ownership of the Shares of Capital Stock as listed on SCHEDULE 1.1, or their designee(s) within three (3) days after the Closing stock certificates representing that number of shares of unregistered, Rule 144 restricted Common Stock of Acquiror, $.001 par value, which equals SIX HUNDRED THOUSAND DOLLARS (US$600,000) (the "Restricted Stock"), determined by dividing (i) US$600,000 by
(ii) the average closing price of a share of Common Stock of Acquiror as quoted on the Nasdaq National Market for the five trading days immediately preceding the Closing Date (rounded up to the nearest whole share).

         2.2 PURCHASE PRICE ADJUSTMENTS. The Purchase Price shall be adjusted dollar for dollar as follows:

                  (a) Increased for every dollar expended by KenCom for April 2002 printer purchases and material cost of ECP boxes placed at certain customers under KenCom's current 36-month rental program with such customers up to US$25,000.00; provided the cost of such printer purchases and ECP boxes are paid out of KenCom's current cash reserves and not with KenCom's Line of Credit (as defined below). Subject to the foregoing proviso, Acquiror acknowledges that the Selling Parties has acquired printers for such purpose during the month of April costing up to twenty-five thousand (US$25,000) dollars and the Parties hereby consent to increase the Purchase Price by that amount. Any additional purchases of any kind will require prior written consent from the Acquiror. Otherwise, such expense shall be the Sellers' sole responsibility with no right of reimbursement from the Acquiror nor KenCom.

ARTICLE 3. THE CLOSING

         The closing of the transaction (the "Closing") shall take place at the offices of Acquiror, no later than 5:00 p.m. EDT, or by facsimile, on May 6, 2002, or at such other place and/or time as the Parties may agree in writing, but in no event later than May 10, 2002 (the "Closing Date"). In the event that the conditions specified in the Agreement have not been fulfilled by such Closing Date, Acquiror (if such failure of conditions is on the part of Selling Parties) or KenCom (if such failure of conditions is on the part of the Acquiror) may extend the Closing for a period or periods not exceeding an aggregate of thirty (30) days by written notice, and the no-shop period described in Section 8.3 shall likewise be automatically extended to such Closing Date.

         3.1 SELLING PARTIES' OBLIGATIONS AT THE CLOSING. At the Closing, the Sellers shall deliver or cause to be delivered to Acquiror: Stock certificates representing the Shares of Capital Stock, with stock powers attached, and such other good and sufficient instruments of conveyance, assignment and transfer, in form and substance reasonably satisfactory to Acquiror's counsel, so




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as to effectively vest in the Acquiror good title to the Capital Stock, together with all documents, books and records required to be delivered to the Acquiror under the provisions of the Agreement, free and clear of all liens and encumbrances.

                  Each of the Sellers, at any time before or after the Closing, shall execute, acknowledge and deliver any further deeds, assignments, conveyances and other assurances, documents and instruments of transfer reasonably requested by the Acquiror and shall take any other action consistent with the terms of the Agreement that may reasonably be requested by the Acquiror for the purpose of assigning, transferring, granting, conveying and confirming to the Acquiror, or reducing to possession, the Capital Stock and assets of KenCom. If requested by the Acquiror, Sellers agree to prosecute or otherwise enforce in their own names for the benefit of the Acquiror any claims, rights or benefits that are transferred to the Acquiror by this Agreement and that require prosecution or enforcement in either of the Sellers' name. Any prosecution or enforcement of claims, rights, or benefits under this Section shall be solely at the Acquiror's expense, unless the prosecution or enforcement is made necessary by a breach of the Agreement by the Selling Parties.

         3.2 ACQUIROR'S OBLIGATIONS AT THE CLOSING. At the Closing, the Acquiror shall deliver to the Sellers against delivery of the items specified in Section
3.1 a wire transfer of immediately available funds in the amount of THREE MILLION ONE HUNDRED SEVENTY-FIVE THOUSAND DOLLARS (US$3,175,000), subject to adjustment as set forth in Section 2.2(a) hereof, payable to the Sellers and execute instructions to the Acquiror's stock transfer agent to prepare certificates for that number of shares of Restricted Stock of Acquiror as more fully described in Section 2.1(b) hereof. The Restricted Stock issued shall come with restricted legends and stop transfer instructions. Sellers shall be granted registration rights as described in Section 12.9. Such Restricted Stock shall be delivered to the Sellers, or its nominee, in the relative proportions as set forth on SCHEDULE 1.1 within three (3) business days after the Closing.

ARTICLE 4. PAYMENT OF SELLERS' PERSONAL LIABILITIES

         Sellers, jointly and severally, agree to indemnify and hold the Acquiror harmless against all debts, claims, liabilities and obligations of the Sellers in connection with Sellers' personal assets and to pay any and all accounting and attorneys' fees and legal costs incurred by the Acquiror, its successor and assigns in connection therewith up to and including the Closing.

ARTICLE 5. [INTENTIONALLY OMITTED.]

ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF SELLERS

         Sellers, jointly and severally, hereby represent and warrant to the Acquiror that the following facts and circumstances are and, except as contemplated hereby, at all times up to the Closing, will be true and correct, and hereby acknowledge that such facts and circumstances constitute the basis upon which the Acquiror is induced to enter into and perform the Agreement. Each representation and warranty set forth in this Article 6 shall survive the Closing subject to the limitations as set forth in Article 17.




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         6.1 ORGANIZATION, GOOD STANDING AND QUALIFICATIONS. KenCom is an S
corporation pursuant to Section 1361, ET SEQ. of the Internal Revenue Code ("Code"), and duly organized, validly existing, and in good standing under the laws of the State of New Jersey, has all necessary corporate powers to own its properties and to carry on its business as now owned and operated by it, and is duly qualified to transact business and is in good standing as a foreign corporation in those jurisdictions in which the failure to be so qualified would have a material adverse effect on KenCom. SCHEDULE 6.1 lists all the states in which KenCom is so qualified to do business.

         6.2 FINANCIAL STATEMENTS. SCHEDULE 6.2 to the Agreement sets forth the reviewed consolidated balance sheets of KenCom as of December 31, 2001 (the "Last Fiscal Year End"), and as of December 31, 2000 (the "Prior Fiscal Year End"), and the related statements of income and retained earnings for such years. SCHEDULE 6.2 to the Agreement also includes unaudited, reviewed consolidated balance sheets of KenCom for the interim period ending April 30, 2002 (the "Stub Period Date"), and the related unaudited, reviewed statements of income and retained earnings for such periods, certified by the Chief Financial Officer of KenCom. The financial statements in SCHEDULE 6.2 are referred to as the "Financial Statements". The Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied by KenCom throughout the periods indicated, and fairly present the financial position of KenCom as of the respective dates of the balance sheets included in the Financial Statements and the results of their operations for the respective periods indicated, including the Stub Period. KenCom has no liabilities or obligations of any nature (known or unknown, absolute, accrued, contingent or otherwise) of the type required to be reflected or disclosed in a balance sheet (or the notes thereto) prepared in accordance with GAAP that were not fully reflected or reserved against in the Financial Statements, except for obligations that have arisen in the ordinary course of business since the date of the Financial Statements and are not individually or in the aggregate material to KenCom and in any case do not exceed $5,000.00 in the aggregate. KenCom had independent certified public accountants review its Financial Statements, whose unqualified opinions or review reports with respect to such Financial Statements are included in SCHEDULE 6.2. SCHEDULE 6.2(b) sets forth a detailed listing of KenCom's Accounts Receivable as of the Closing Date.
SCHEDULE 6.2(c) sets forth a detailed listing of KenCom's Accounts Payable as of the Closing Date.

         6.3 ABSENCE OF SPECIFIED CHANGES. Except as set forth on SCHEDULE 6.3 hereof, since December 31, 2001, there has not been any:

                  (a) Transaction by KenCom except in the ordinary course of business;

                  (b) Capital expenditure or purchase commitments for such by KenCom exceeding $25,000 which are not for resale or lease;

                  (c) Material adverse change in the financial condition, liabilities, assets, business or prospects of KenCom;




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                  (d) Destruction, damage to, or loss of any assets of KenCom
(whether or not covered by insurance) that materially adversely affects the financial condition, business or prospects of KenCom;

                  (e) Labor trouble or other event or condition of any character materially adversely affecting the financial condition, business, assets or prospects of KenCom;

                  (f) Change in accounting methods or practices (including, without limitation, any change in depreciation or amortization policies or rates) by KenCom;

                  (g) Revaluation by KenCom of any of its Shares of Capital
Stock;

                  (h) Increase in the salary or other compensation payable or to become payable by KenCom to any of its officers or directors, or the declaration, payment or commitment or obligation of any kind for the payment by KenCom of a bonus or other additional salary or compensation to any such person;

                  (i) Sale or transfer of any asset of KenCom, except in the ordinary course of business;

                  (j) Execution, creation, amendment or termination of any contract, agreement or license to which KenCom is a party, except in the ordinary course of business;

                  (k) Loan by KenCom to any person or entity, or guaranty or indemnification by KenCom of any loan;

                  (l) Waiver or release of any right or claim of KenCom, except in the ordinary course of business;

                  (m) Mortgage, pledge or other encumbrance of any asset of KenCom;

                  (n) Other event or condition of any character that has or might reasonably have a material adverse effect on the financial condition, business, prospects or Shares of Capital Stock;

                  (o) Any loss of customers or third party payers or providers or trading partners, or change in the business relationships therewith, resulting in or possibly resulting in a material adverse change in the volume of transactions or revenues of KenCom; or

                  (p) Distributions to any Sellers or third parties other than for the payments in an amount sufficient for each Seller to timely pay federal, state, local or other applicable income taxes on such Sellers' distributive share of KenCom's income or gains, or the payment of accrued profit sharing;




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                  (q) Agreement by KenCom to do any of the things described in the preceding clauses (a) through (p).

         6.4 TAX MATTERS.

                  (a) Except as set forth on SCHEDULE 6.4, which shall list any tax returns that are late, pending, or for which an extension has been filed, all federal, state and local tax returns for all periods ending on or before the Closing that are or were required to be filed by or with respect to KenCom and Sellers have been filed on a timely basis, and in accordance with the laws, regulations and administrative requirements of any applicable taxing authority. All such tax returns that have been filed on or before the Closing were, when filed, and continue to be, true, correct and complete in all material respects.

                  (b) KenCom has been a valid subchapter S corporation in good standing since 1987, pursuant to Section 1361, ET SEQ., of the Code. To the best knowledge of the Sellers, no such election has been revoked, and that no events of any nature have occurred prior to Closing that would cause KenCom to fail to qualify as an S corporation from the time of election to Closing.

                  (c) Selling Parties have paid, or made provision for the payment of, all federal, state and local taxes of any kind or nature that have or may become due of KenCom for all periods ending on or before the Closing, including, without limitation, all taxes reflected on the tax returns referred to in this Section 6.4, or in any assessment, proposed assessment, or notice, received by or any such liabilities assumed by any of the Selling Parties, except such taxes, if any, as are set forth in SCHEDULE 6.4(c) that are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP consistently applied) have been provided. Any shortages in such accrual or reserves for contested assessments over the actual, final assessed amount shall be fully paid by the Sellers and shall be treated by the Acquiror as an adjustment to the Purchase Price and shall be subject to the Selling Parties' indemnification obligations and chargeable against the holdback balance pursuant to Section 12.14. The Sellers' payment obligation hereunder shall not be subject to the $100,000 limit of Section 12.14. The charges, accruals and reserves with respect to taxes on the books of KenCom are determined in accordance with GAAP consistently applied. All taxes that KenCom is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the appropriate taxing authority, except for taxes withheld or collected for the Stub Period. There are no liens with respect to taxes upon any of the properties or assets, real or personal, tangible or intangible, of KenCom (except for taxes not yet due).

                  (d) There are no closing agreements, requests for rulings or requests for technical advice with respect to any taxes, pending between KenCom and any taxing authority.

                  (e) All elections with respect to taxes affecting KenCom as of the date hereof are set forth in SCHEDULE 6.4(e).




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                  (f) There is no existing tax sharing agreement that may or will require that any payment be made by or to KenCom on or after the Closing, except as disclosed on SCHEDULE 6.4(f).

                  (g) KenCom has not agreed to and is not required to make any adjustment pursuant to Section 481(a) of the Internal Revenue Code, nor has the Internal Revenue Service proposed any such adjustment or change in accounting method with respect to KenCom. KenCom does not have any application pending with any taxing authority requesting permission for any change in accounting method.

                  (h) There is no contract, agreement, plan or arrangement covering any person that, individually or collectively, as a consequence of this transaction could give rise to the payment of any amount that would not be deductible by the Acquiror or KenCom by reason of Section 280G of the Internal Revenue Service Code.

                  (i) Except as provided for in SCHEDULE 6.4(i), KenCom does not own an interest in any (i) domestic international sales corporation, (ii) foreign sales corporation, (iii) controlled foreign corporation, or (iv) passive foreign investment company.

                  (j) The Sellers acknowledge that as a result of the consummation of the transactions contemplated by this Agreement, KenCom's S corporation status will terminate as of the Closing Date. The Sellers agree that the Sellers will file any required S corporation federal, state and local tax returns for KenCom for all relevant periods through the Closing Date, and all applicable taxes and preparation fees therefore for such periods shall be paid by the Sellers. However, the Acquiror shall reimburse the Sellers for Sellers' tax liability for the Stub Period only.

         6.5 LEASED PROPERTY. SCHEDULE 6.5 to the Agreement is a complete and accurate description of each parcel of real property leased to KenCom and a list of the policies of leasehold title insurance, if any, issued to KenCom for these properties. True, correct and complete copies of the leased property have been delivered to Acquiror. All real property leases are valid and in full force, and there does not exist any default or event that with notice or lapse of time or both would constitute a default under any of these leases.

         6.6 ZONING. To the best knowledge of Sellers, the zoning of each leased property described in SCHEDULE 6.5 permits the presently existing improvements and the continuation of the business presently being conducted on such parcel.

         6.7 INVENTORIES. The inventories described in SCHEDULE 6.7 consist of items of quality and quantity useable, salable or rentable in the ordinary course of business by KenCom except for obsolete or slow moving items and items below standard quality, which are set forth on KenCom's books and records in accordance with KenCom's practices and procedures consistent with the method of treating such items in prior periods. All items included in the inventories are the property of KenCom, except for sales made in the ordinary course of business. For each of these items either KenCom has made full payment or KenCom's liability to make payment is




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reflected in the Financial Statements of KenCom. As of the Closing, no items included in the inventories will be pledged as collateral or held by KenCom on consignment from others.

         6.8 CONTRACTS AND AGREEMENTS. The contracts described in SCHEDULE 6.8 consist of all written and oral contracts, licenses and agreements, and any other commitments or understandings entered into by KenCom in the ordinary course of business with its customers, clients and other third parties calling for consideration of more than $20,000 other than those specifically listed in a Schedule to this Agreement. Except as set forth on SCHEDULE 6.8, all such contracts and agreements are valid and in full force, and there does not exist any default or threat of default or event caused by KenCom that with notice or lapse of time, or both, would constitute default under any of these contracts and agreements that would either give rise to a right to terminate such contract or would result in additional liability to KenCom in excess of $20,000 individually or $50,000 in the aggregate, including product warranty claims. There have been no claims or defaults, and to the best knowledge of KenCom, there are no facts or conditions that if continued, or unnoticed, will result in a default under these contracts or agreements.

                  Except as set forth in SCHEDULE 6.8, KenCom is not a party to, nor is the Capital Stock bound by, any other agreement not entered into in the ordinary course of business, any indenture, mortgage, deed of trust, lease or any other agreement that is unusual in nature, duration or amount. KenCom is not a party to, nor are the Sellers bound by, any agreement that is materially adverse to the business, property, or financial condition or Capital Stock or assets of KenCom.

         6.9 OTHER TANGIBLE PERSONAL PROPERTY. The tangible personal property described in the books and records of KenCom constitutes all the items of tangible personal property owned by, in the possession of, or used by KenCom in connection with its business, including all furniture, fixtures, equipment, computer hardware and vehicles, whether or not located on or within any leased property of KenCom or elsewhere. Except as stated in SCHEDULE 6.9, no tangible personal property used by KenCom in connection with its business is held under any lease, security agreement, conditional sales contract, or other title retention or security arrangement, or is in the possession of anyone other than an employee of KenCom.

         6.10 TRADE NAMES, TRADEMARKS, COPYRIGHTS, ETC. SCHEDULE 6.10 sets forth the list of any trademark, trademark registrations or applications, trade names, service marks, copyrights, copyright registrations or applications or brand names, telephone and facsimile numbers or domain names that KenCom owns or uses in its business. To the best knowledge of the Sellers, no person (other than KenCom) owns any of the trademarks, trademark registrations or applications, service marks, trade names, copyrights, copyright registrations or applications, or brand names listed on SCHEDULE 6.10. To the best knowledge of the Sellers, KenCom has the right and authority to use such trade names, trademarks, copyrights, telephone and facsimile numbers and domain names as are necessary to enable it to conduct and to continue to conduct its business, and such use does not and will not conflict with, infringe or violate any intellectual or proprietary rights of others.




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         6.11 PATENTS AND PATENT RIGHTS. SCHEDULE 6.11 to the Agreement is a
complete schedule of all patents, inventions, industrial models, processes, designs, formulas and applications for patents ("Intellectual Properties") owned by KenCom or in which KenCom has any rights or licenses or which are used in the business of KenCom. The patents and applications for patents listed in SCHEDULE
6.11 are valid and in full force and effect and are not subject to any taxes, maintenance fees or actions falling due within ninety (90) days after the Closing. Except as set forth in SCHEDULE 6.11 or 6.20, there have not been any administrative, judicial, arbitration, or other adversary proceedings concerning the Intellectual Properties listed in SCHEDULE 6.11. Each patent application is awaiting action by its respective patent office except as otherwise indicated in
SCHEDULE 6.11. To the best knowledge of the Selling Parties, the manufacture, use or sale of the inventions, models, designs and systems covered by the Intellectual Properties listed in SCHEDULE 6.11 do not violate or infringe on any patent or any proprietary or personal right of any person, firm or corporation, and KenCom has not infringed and is not now infringing on any patent or other right belonging to any person, firm or corporation. Except as set forth in SCHEDULE 6.11, KenCom is not a party to any license, agreement or arrangement, whether as licensee, licensor or otherwise, with respect to any patent, application for patent, invention, design, model, process, trade secret or formula. KenCom has the right and authority to use such inventions, trade secrets, processes, models, designs and formulas as are necessary to enable it to conduct and to continue to conduct all phases of its business in the manner presently conducted, and such use does not and will not conflict with, infringe or violate any patent or other rights of others.

         6.12 CONFIDENTIAL INFORMATION. The confidential information used by KenCom in the operation of its business, including all processes, know-how and other technical data, is accurate and sufficient. KenCom is the sole owner of each of the confidential information, free and clear of any liens, encumbrances, restrictions, or legal or equitable claims of others, except as specifically stated in SCHEDULE 6.12. KenCom has taken all reasonable security measures to protect the secrecy, confidentiality and value of the confidential information; any of its employees and any other persons, who, either along or in concert with others, developed, invented, discovered, derived, programmed or designed these secrets, or who have knowledge of or access to information relating to them, have been put on notice and have entered into appropriate agreements that KenCom's confidential information is proprietary to KenCom only, and is not to be divulged or misused. All the confidential information is presently valid and protectable, and is not part of the public knowledge or literature, nor to Sellers' knowledge have they been used, divulged or appropriated for the benefit of any past or present employees or other persons, or to the detriment of KenCom. The term confidential information shall include KenCom's proprietary software programs (exclusive of any third party software).

         6.13 SOFTWARE PROGRAMS, CONTRACTS AND OTHER INTANGIBLE PROPERTY.
SCHEDULE 6.13 to the Agreement is a true and complete list of all software programs, contracts and all other intangible assets significant to the operation of the business (other than those specifically referred to elsewhere in the Agreement), including, without limitation, all of KenCom's right, title and interest in owned and leased software programs, databases, and all other agreement, contracts, licenses and other commitments, oral or written, with any person or entity respecting the ownership, license, acquisition, design, development, distribution, marketing, use or maintenance



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of software programs, source and object codes, related technical or user documentation manuals relating to KenCom's business. To the best of knowledge of the Sellers, KenCom has the right and authority to use such software programs, including without limitation off-the-shelf software, databases and other intangible property as are necessary to enable KenCom to continue to conduct its business, and such use does not infringe nor violate, and will not conflict with, any intellectual or proprietary rights of others. Except as set forth in
SCHEDULE 6.13, to the best of knowledge of the Sellers, KenCom has a license for each copy of such software programs, including without limitation off-the-shelf software, in its possession and has no "Unlicensed Software", i.e., software used, transferred or duplicated in violation of any applicable license agreements.

         6.14 TITLE TO ASSETS. Except as set forth in SCHEDULE 6.14, the books and records and Financial Statements of KenCom disclose all the assets of KenCom. KenCom has good, marketable and unencumbered title to all of its assets, whether real or personal, mixed, tangible and intangible, which constitute all the shares and interest in assets that are used in the business of KenCom. All the assets are free and clear of mortgages, liens, pledges, charges, encumbrances, equities, claims, easements, rights of way, covenants, conditions or restrictions, except for (i) those disclosed in KenCom's balance sheets included in the Financial Statements or in the Schedules to the Agreement; (ii) the lien of current taxes not yet due and payable; and (iii) possible minor matters that, in the aggregate, are not substantial in amount and do not materially detract from or interfere with the present or intended use of any of the assets or materially impair business operations. All the assets are in good operating condition and repair, ordinary wear and tear excepted. Except as set forth on this SCHEDULE 6.14, neither any officer, nor any director or employee of KenCom, nor any spouse, child or other relative of Sellers, owns or has any interest, directly or indirectly, in any of the real or personal property owned by or leased to KenCom, or in any copyrights, patents, trademarks, trade names or trade secrets licensed by KenCom. SCHEDULE 6.14 sets forth KenCom's fixed assets.

         6.15 CUSTOMERS AND TRANSACTIONS. SCHEDULE 6.15 to the Agreement is a correct and current list of all customers, vendors and clients of KenCom generating revenues from or payments to over $20,000 during the Last Fiscal Year End and up to the date of this Agreement. Except as indicated in Schedule 6.15, the Sellers have no information and are not aware of any facts indicating that any of these customers, vendors and clients intend to cease doing business with KenCom or materially alter the amount of business that they are presently doing with KenCom.

         6.16 EXISTING EMPLOYMENT ARRANGEMENTS. SCHEDULE 6.16 to the Agreement is a list of all employment contracts and collective bargaining agreements, and all pension, bonus, profit-sharing, deferred compensation, stock option, or other agreements or arrangements providing for employee or outside consultant remuneration or benefits to which KenCom is a party or by which KenCom is obligated, whether in writing or in the nature of informal, oral understandings. All these contracts and arrangements are in full force and effect, and the Sellers have no knowledge that any party is in default under them or that there are any threats of default. There have been no claims of defaults and, to the best knowledge of the Sellers, there are no facts or conditions which if continued, or on notice, will result in a default under these contracts or arrangements. There is no pending or, to the best knowledge of the Sellers, threatened labor dispute, strike or work stoppage affecting KenCom's business.

         6.17 INSURANCE POLICIES. SCHEDULE 6.17 to the Agreement is a description of all insurance policies held by KenCom concerning its assets. All these policies are in the respective principal amounts set forth in SCHEDULE
6.17. KenCom has maintained since its incorporation and now maintains (i) insurance on all its assets of a type customarily insured, covering property damage and loss of income by fire or other casualty; and (ii) adequate insurance protection against all liabilities, claims and risks against which it is customary to insure, including without limitation, errors and omissions coverage.

         6.18 UNREGISTERED SECURITIES. The Sellers (i) understand that the shares of Restricted Stock to be issued pursuant to Section 2.1 of the Agreement are not registered under the Securities Act of 1933, as amended, (the "Act") or under any state securities laws, and that they are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering; (ii) are acquiring the Restricted Stock solely for their own account for investment purposes and not with a view to the "distribution" thereof (as such term is defined in judicial and administrative interpretations under Section 2(11) of the Act); (iii) have had access to certain information concerning Acquiror, including without limitation the Reports referred to in
Section 7.2 and have had the opportunity to obtain additional information as desired in order to evaluate the merits of purchasing and holding said Restricted Stock; (iv) are able to bear the economic risk and lack of liquidity inherit in holding the Restricted Stock until such time as the Restricted Stock is registered or may be sold pursuant to Rule 144 and in accordance with the terms and conditions of this Agreement; (v) have sufficient knowledge and experience in financial and business matters that they are capable of evaluating the merits and risk of an investment in Acquiror; and (vi) understand that the certificates representing said Restricted Stock will be stamped or otherwise imprinted with the legend in substantially the following form:

                  The shares of Common Stock represented by this certificate have not been registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction, including without limitation, Florida or New Jersey, and may not be sold transferred, pledged, hypothecated or otherwise disposed of in any manner unless they are registered under such Act and any securities laws of any applicable jurisdiction or unless exemptions from such registrations are available and that an opinion of counsel, satisfactory to ProxyMed to that affect is delivered to ProxyMed.

         6.19 COMPLIANCE WITH LAWS. To the best of Sellers' knowledge, KenCom has complied with, and is not in violation in any material respect of applicable federal, state or local statutes, laws and regulations (including, without limitation, any applicable environmental, health, building, zoning or other law, ordinance or regulation) affecting its properties (including the leased property) or the operation of its business, except as set forth in SCHEDULE 6.19.

         6.20 LITIGATION. Except as set forth in SCHEDULE 6.20, there is no suit, action, arbitration or legal, administrative or other proceeding, or governmental investigation pending or, to the best knowledge of Sellers, threatened against or affecting KenCom, or its business, Capital Stock or financial condition. The matters set forth in SCHEDULE 6.20 if decided adversely to KenCom will not result in a material adverse change in the business, assets, Capital Stock or financial condition of KenCom. Sellers have furnished or made available to Acquiror copies of all court papers and other documents relating to the matters set forth in SCHEDULE 6.20. KenCom is not in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency or instrumentality. Except as set forth in SCHEDULE 6.20, KenCom is not presently engaged in any legal action to recover moneys due to it or damages sustained by it in excess of $5,000.

         6.21 ASSETS SUFFICIENT FOR CONDUCT OF BUSINESS. The assets, including without limitation, all accounts receivable, prepaid expenses, equipment, inventories, intangibles, goodwill, books and records, agreements, contracts, licenses, and all other properties of every kind, character and description owned or held for use in connection with KenCom's business, wherever located, inclusive of sufficient working capital as may be needed from time to time, (the "Assets"), constitute all of the assets required for Acquiror to conduct the business of KenCom substantially as it is presently conducted.

         6.22 AGREEMENT WILL NOT CAUSE BREACH OR VIOLATION. Other than any transactions for which a written waiver shall have been received, neither the entry into the Agreement nor the consummation of the transactions contemplated hereby will, to the best knowledge of Sellers, result in or constitute any of the following: (i) a breach of any term or provision of the Agreement; (ii) a default or an event that, with notice or lapse of time or both, would be a default, breach or violation of the Articles of Incorporation or Bylaws of KenCom or any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust or other agreement, instrument or arrangement to which KenCom is a party or by which KenCom or the shares are bound; (iii) an event that would permit any party to terminate any agreement or to accelerate the maturity of any indebtedness or other obligation; (iv) the creation or imposition of any lien, charge or encumbrance on any of the assets of KenCom or the Capital Stock; or (v) the violation of any law, regulation, ordinance, judgment, order or decree applicable to or affecting KenCom or the Capital Stock.

         6.23 AUTHORITY AND CONSENTS. Except as set forth in SCHEDULE 6.23, Sellers have the right, power, legal capacity and authority to enter into, and perform their obligations under the Agreement, and no approvals, consents or permits of any persons or governmental agency other than Sellers or filings, registrations or approvals as may be required under applicable federal and state securities laws are necessary in connection with it. The Agreement constitutes a legal, valid and binding obligation of the Sellers enforceable in accordance with its terms except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally.

         6.24 INTEREST IN CUSTOMERS, SUPPLIERS AND COMPETITORS. Except as set forth in SCHEDULE 6.24, neither KenCom nor any officer, director or, to the best knowledge of the Sellers, any employee of KenCom, nor any spouse or child of any of them has any direct or indirect interest in any competitor, supplier, customer or client of KenCom or in any person with whom KenCom is doing business.

         6.25 PERSONNEL IDENTIFICATION AND COMPENSATION. Before the Closing, Sellers shall disclose to Acquiror in SCHEDULE 6.25 a list of the names and addresses of all officers, directors, employees, agents and consultants of KenCom, stating the rates of compensation payable to each and setting forth all vacation time, sick leave and other paid time off accrued for each of them through the Closing, and the date and amounts of each person's last salary increase. Except as set forth on SCHEDULE 6.25, no other person, except accountants, auditors and attorneys, regularly performs compensable services for KenCom.

         6.26 BANK ACCOUNTS, ETC. SCHEDULE 6.26 lists (i) the names and addresses of all persons holding a power of attorney on behalf of KenCom; and
(ii) the names and addresses of all banks or other financial institutions in which KenCom has cash or cash equivalent account, investment, deposit or safe-deposit box, with the names of all persons authorized to draw on these accounts, investments and deposits or who have access to these boxes and their respective account numbers.

         6.27 MILLENNIUM COMPLIANCE. The proprietary hardware and software of KenCom, when used prior to, during and after the turn-of-the-century, is either programmed to process turn-of-the-century dates or is subject to correction or modification without material cost or adverse effect on the business and operations of KenCom. This capability includes, without limitation, date formats that have century recognition, calculations that accommodate same-century and multi-century formulas and date values, date interface values that reflect the century and calculations that accommodate the occurrence of leap year.

         6.28 ENVIRONMENTAL MATTERS.

                  (a) To the best knowledge of the Sellers, except as set forth in SCHEDULE 6.28, KenCom has obtained all permits, licenses and other authorizations which are required in connection with the conduct of the business under regulations relating to pollution or protection of the environment, including regulations relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, hazardous substances or wastes into the environment (including without limitation ambient air, surface water, ground water or land) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, hazardous substances or wastes.

                  (b) To the best knowledge of the Sellers, except as set forth in SCHEDULE 6.28, KenCom is in full compliance in the conduct of the business with all terms and conditions of the required permits, licenses and authorizations, and is also in full compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in those laws or contained in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder.

                  (c) Except as set forth in SCHEDULE 6.28, the Sellers are not aware of, nor has KenCom received notice of, any past, present or future events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent compliance or continued compliance with those laws or any regulations, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, study or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant, chemical or hazardous substance or waste.

                  (d) Except as set forth in SCHEDULE 6.28, there is no civil, criminal or administrative action, suit, demand, claim, hearing, notice or demand letter, notice of violation, investigation or proceeding pending or threatened against KenCom in connection with the conduct of the business relating in any way to those laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder.

         6.29 LABOR MATTERS. Except as set forth on SCHEDULE 6.29, KenCom is in compliance in all material respects with all currently applicable federal, state and local laws and regulations respecting employing, discrimination, discrimination in employment, disability, terms and conditions of employment, wages and hours, occupational safety and health and employment practices except for such failures to comply as would not reasonably be expected to have a material adverse effect, either individually or in the aggregate, on KenCom. As of the date hereof, KenCom has received no notice from any governmental entity and, as of the date hereof, there has not been asserted before any governmental entity any claim, action or proceeding to which KenCom is a party, and there is not any investigation or hearing pending or threatened concerning KenCom, arising out of or based upon any such laws, regulations or practices.

         6.30 DOCUMENTS DELIVERED. Each copy or original of any agreement, contract or other instrument which is identified in any exhibit delivered by Sellers or their counsel to Acquiror (or its counsel or representatives), whether before or after the execution hereof, is in fact what is purported to be by Sellers and has not been amended, canceled or otherwise modified.

         6.31 FULL DISCLOSURE. None of the representations and warranties made by Sellers or made in any letter, certificate or memorandum furnished or to be furnished by Sellers, or on their behalf, contains or will contain any untrue statement of a material fact, or omits any material fact the omission of which would make any statements made herein, in light of the circumstances under which they were made, not misleading. There is no fact known to Sellers that materially adversely affects, or in the future may (so far as Sellers can now reasonably foresee) materially adversely affect the assets, Capital Stock, liabilities, business, operations or prospects of KenCom that has not been set forth herein or heretofore communicated to the Acquiror in writing.

         6.32 CAPITALIZATION OF KENCOM AND OWNERSHIP OF CAPITAL STOCK. Sellers are the sole and exclusive lawful record and beneficial owner of all of the Capital Stock of KenCom and all of the number and class of issued and outstanding shares of the stock of KenCom as set forth opposite Sellers' names on SCHEDULE 1.1 hereto, including, without limitation, all options, warrants and any other rights in or to any of the Capital Stock of KenCom. Upon the Closing, each share of the Capital Stock will be free and clear of any claims, pledges, security interest, liens or encumbrances or other restrictions of limitations of any kind. Each share of the Capital Stock of KenCom is validly issued, fully paid and non-assessable and upon consummation of the transaction contemplated hereby, the Acquiror will acquire good and valid title to the Shares of Capital Stock, free and clear of all pledges, security interest, liens, claims, encumbrances, agreements and options of any nature whatsoever. The authorized shares of KenCom consists solely of two thousand five hundred (2,500) shares of common stock, no par value, of which one thousand (1,000) shares are issued and outstanding. No shares will be held in KenCom's treasury on the Closing. Except as set forth on
SCHEDULE 6.32, there are no outstanding subscriptions, options, warrants, preemptive or preferential rights, stockholder agreements, convertible securities or other agreements or contracts of any character (contractual or otherwise) for the issuance, sale or transfer to any person or entity of shares of stock of KenCom, and none of the shares of stock have been issued in violation of any preemptive rights.

         6.33 ABSENCE OF UNDISCLOSED LIABILITIES. KenCom does not have and will not have as of the Closing, except as to the extent reflected or reserved against on its Financial Statements reflected in SCHEDULES 6.2 hereto, any debts, liabilities or obligations (whether absolute, accrued, contingent or otherwise), including, without limitation, any liabilities for environmental pollution, any foreign or domestic tax liabilities or deferred tax liabilities incurred in respect of or measured by KenCom's income, or any other material debts, liabilities or obligations relating to or arising out of any act, omission, transaction, circumstance, sale of goods or services, stated facts or other condition, except for obligations not required under GAAP to be disclosed or reflected on the Financial Statements which are obligations that are not individually or in the aggregate material to KenCom.

         6.34 EMPLOYEE BENEFIT PLANS.

         I. PLAN OPERATIONS. Sellers hereby represent and warrant that:

                  (a) PLANS LISTED. Except as listed on SCHEDULE 6.34, KenCom does not maintain, is not a party to, does not contribute to and is not obligated to contribute to any Employee Plan as defined in Section 6.34(I)(a)(i).

                           (i) EMPLOYEE PLAN. For purposes of the Agreement, the
term "Employee Plan" includes all pension, retirement, disability, medical, dental or other health insurance plans, life insurance or other death benefit plans, profit sharing, deferred compensation, stock option, bonus or other incentive plans, vacation benefit plans, severance plans or other employee benefit plans or arrangements including, without limitation, any employee pension benefit plan as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA") and any employee welfare benefit plan as defined in Section 3(1) of ERISA, whether or not funded, covering any current or former employees of KenCom (the "Subject Employees") or to which KenCom is a party or bound or makes or has made any contribution or by which

KenCom may have any liability to any Subject Employees (including any such plan formerly maintained by or in connection with which KenCom may have any liability to any Subject Employees, and any such plan which is a multi-employer plan as defined in Section 3(37)(A) of ERISA).

                  (b) DEFINED BENEFIT PLANS. KenCom does not maintain, is not a party to, does not contribute to and is not obligated to contribute to any Defined Benefit Plan as defined in Section 3(35) of ERISA.

                  (c) PLAN DOCUMENTS. With respect to any Employee Plans of KenCom, KenCom has provided to Acquiror complete, accurate and current copies of each of the following:

                           (i) The text (including amendments) of each of the
Employee Plans, to the extent reduced to writing;

                           (ii) A description of all material elements of each
of the Employee Plans, to the extent not previously reduced to writing;

                           (iii) With respect to each Employee Plan that is an
employee benefit plan (as defined in section 3(3) of ERISA), the following:

                                    (A) The most recent summary plan
description, as described in section 102 of ERISA;

                                    (B) Any summary of material modifications
that has been distributed to participants or filed with the U.S. Department of Labor but that has not been incorporated in an updated summary plan description furnished under Subparagraph (A) above; and

                                    (C) The annual reports, as described in
section 103 of ERISA, for the most recent three plan-years for which an annual report has been prepared (including all schedules and attachments).

                           (iv) With respect to each Employee Plan that is
intended to qualify under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), the most recent determination letter concerning the plan's qualification under section 401(a) of the Code, as issued by the Internal Revenue Service, and

                           (v) Any handbook, manual, policy statement or similar
written guidelines furnished to employees of KenCom, excluding any such items that has been superseded by any subsequent handbook, manual, policy statement or similar written guidelines.

                  (d) OPERATIONS IN GENERAL. Each Employee Plan and the Administrators and Fiduciaries of each Employee Plan and KenCom have at all times complied with all applicable requirements of ERISA, the Code and of any other applicable law (including regulations and rulings thereunder) governing each Employee Plan, and each Employee Plan has at all times been properly administered in accordance with all such requirements of law and in accordance with its terms to the extent consistent with all such requirements of law.

                  (e) PBGC, ETC. No "reportable event" (as defined in ERISA) has occurred with respect to any Employee Plan. No liability to the Pension Benefit Guaranty Corporation ("PBGC") has been incurred, or is expected by KenCom to be incurred, by KenCom with respect to any Employee Plan. There has been no event or condition which presents a risk of termination of any Employee Plan by the PBGC. No Employee Plan is a multi-employer plan as defined in ERISA or a multiple employer plan except as shown on SCHEDULE 6.34. With respect to any such multi-employer plan or multiple employer plan, there has been no withdrawal of a "substantial employer" as defined by ERISA and KenCom does not expect such a withdrawal to occur.

                  (f) EXCISE TAXES, ETC. No Employee Plan, administrator or fiduciary of any Employee Plan or KenCom has taken any action, or failed to take any action, that could subject it or any other person to any liability for any excise tax or for breach of fiduciary duty with respect to or in connection with any Employee Plan.

                  (g) COMMUNICATION, ETC. No Employee Plan, administrator or fiduciary of any Employee Plan or KenCom has any liability under any provision of ERISA, the Code, or any other applicable law by reason of any communication with any Employee Plan, or any filing or failure to file with any government entity.

                  (h) PAYMENTS, ETC. No Employee Plan, administrator or fiduciary of any Employee Plan or KenCom has any liability to any plan participant, beneficiary or other person under any provision of ERISA, the Code or any other applicable law by reason of any payment of benefits or other amounts or failure to pay benefits with respect to or in connection with any Employee Plan. KenCom is not delinquent or in arrears on other amounts owed to or with respect to any contributions under any Employee Plan.

         II. PLAN LIABILITIES AND COSTS. Sellers represent and warrant that the annual cost for the year ending the Last Fiscal Year End of each Employee Plan is set forth in SCHEDULE 6.34.

         III. TAXES AND TRUSTS. Sellers represent and warrant that

                  (a) TAXES. Each funded Employee Plan that is a "employee pension benefit plan" as defined in Section 3(2) of ERISA is qualified under
Section 401(a) of the Code and the trust maintained in connection with such Employee Plan is exempt from taxation under Section 501(a) of the Code.

                  (b) SEPARATE TRUSTS. The assets of each Employee Plan are invested in a separate trust or under a trust with one or more other such plans where the assets of each plan are separately accounted for and available only to provide benefits to employees and beneficiaries covered under that Plan and to pay allocable administrative expenses. Each Employee Plan is maintained by KenCom under a plan document, which does not provide for other participating employers. No Employee Plan provides credit with respect to service other than with KenCom, and neither KenCom nor any such Employee Plan has liability or responsibility with respect to any such credit. This Section 6.34(III)(b) does not apply to any plan which is a multi-employer plan (as defined in ERISA) as set forth in SCHEDULE 6.34.

         IV. AMENDMENTS. Sellers shall notify Acquiror of any amendment to any Employee Plan required or requested by any government agency after the Closing and, to the extent that any amendment would affect KenCom's obligations in any manner following the Closing, shall give Acquiror an opportunity to participate, at KenCom's expense, in any discussions or negotiations concerning such amendment, and neither party will take any action with respect to such amendment without the approval of the other.

         V. PAYMENT OF CONTRIBUTIONS. KenCom shall pay in full prior to the Closing all contributions and other amounts due under each Employee Plan for any period ending on or before the Closing. The amount to be paid under this Section 6.34(V) shall be as set forth in SCHEDULE 6.34. No Employee Plan or other person has sought, or will seek prior to the Closing, a waiver of any funding requirements with respect to any Employee Plan.

         VI. OTHER LIABILITIES. Sellers hereby represent that no liability to any employee, beneficiary or other person or entity has been incurred prior to and including the Closing in connection with any Employee Plan (including, without limitation, any matching fund liabilities to KenCom's 401(k) plan), by reason of any action or inaction by the Selling Parties or any person affiliated with KenCom, or any plan administrator or fiduciary, or any other person other than liabilities undertaken by them under the terms of the Employee Plan. The Selling Parties hereby agree that no liability to any employee, beneficiary or other person or entity shall be incurred following the Closing in connection with any Employee Plan, by reason of any action or inaction by the Selling Parties or any person affiliated with KenCom, or any plan administrator or fiduciary, or any other person other than liabilities undertaken by them under the terms of the Employee Plan.

         VII. INFORMATION. All Subject Employees and their beneficiaries and dependents, and all other participants and beneficiaries of any Employee Plan, and all available data and benefits applicable to each of them under the terms of each Employee Plan (including, without limitation, complete pertinent pay history and all administrative records), shall be correctly identified and set forth in records delivered, at the election of Acquiror, prior to the Closing by KenCom to Acquiror. Any such records not delivered by the Closing and requested by Acquiror shall be delivered as promptly as practicable thereafter.

         6.35 KNOWLEDGE, ETC. Certain of the representations and warranties of the Sellers are made "to the best knowledge", "to the knowledge of" or words of similar import. The Parties hereto agree that the meaning of such expressions shall in all cases be understood as comprising matters which the person, or in the case of an entity, an officer, director, shareholder or employee of such entity, actually knows or, by virtue of his/her position, should have known after due inquiry.

ARTICLE 7. ACQUIROR'S REPRESENTATIONS AND WARRANTIES.

         Acquiror hereby represents and warrants to Sellers that the following representations are true and correct and, except as contemplated hereby, at all times up to the Closing will be true and correct, and hereby acknowledges that such representations constitute the basis upon which the Sellers are induced to enter into and perform the Agreement. Each warranty set forth in this Article 7 shall survive the Closing.

         7.1 AUTHORITY AND CONSENTS. Acquiror represents and warrants that Acquiror is a corporation duly organized, existing and in good standing under the laws of Florida. Acquiror has the right, power, legal capacity and authority to enter into and perform its obligations under the Agreement, and no approvals or consents of any persons, other than its Board of Directors are necessary in connection with it. The execution and delivery of the Agreement and the consummation of this transaction by Acquiror have been, or prior to the Closing will have been, duly authorized by all necessary corporate action of Acquiror. The Agreement constitutes a legal, valid and binding obligation of KenCom enforceable in accordance with its terms, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally.

         7.2 REPORTS. Acquiror has delivered to legal counsel for KenCom and Sellers copies of its reports on Forms 10-K, 10-Q, 8-K, and any amendments thereto, containing financial exhibits, filed with the Securities and Exchange Commission since January 1, 2002 (the "Reports"). The Reports were timely filed and did not, at the time they were filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There has not been any material or adverse change in the business, Restricted Stock or liabilities of Acquiror that has occurred since the date of the last report, and which has not been disclosed to KenCom and Sellers. There is no fact known to Acquiror which materially adversely affects its condition, assets, liabilities, business, operations or prospects that has not been set forth in its Reports.

         7.3 SHARES OF COMMON STOCK. The shares of Acquiror's Restricted Stock delivered to the Sellers at the Closing pursuant to Section 2.1 will be Rule 144 restricted stock, validly and legally issued, and will be fully paid and non-assessable, with registration rights as described in Section 12.9.

         7.4 AGREEMENT WILL NOT CAUSE BREACH OR VIOLATION. Neither the entry into the Agreement nor the consummation of the transactions contemplated hereby will result in or constitute any of the following: (i) a breach of any term or provisions of the Agreement; (ii) a default or an event that, with notice or lapse of time or both, would be a default, breach or violation of the Articles of Incorporation or Bylaws of Acquiror or, to the knowledge of Acquiror, any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust or other agreement, instrument or arrangement to which Acquiror is a party or by which Acquiror is bound; (iii) to the knowledge of Acquiror, an event that would permit any party to terminate any agreement or to accelerate the maturity of any indebtedness or other obligation; or (iv) to the knowledge of Acquiror, the violation of any law, regulation, ordinance, judgment, order or decree applicable to or affecting Acquiror.

         7.5 AUTHORIZED COMMON STOCK OF ACQUIROR. The authorized, issued and outstanding Common Stock of Acquiror as of April 30, 2002 is 13,333,333 authorized shares and 6,711,184 issued and outstanding shares.


ARTICLE 8. SELLERS' OBLIGATIONS BEFORE CLOSING.

         Sellers covenant that, except as otherwise agreed in writing by Acquiror, from the date of the Agreement until the Closing:

         8.1 ACQUIROR'S ACCESS TO PREMISES AND INFORMATION. Acquiror and its counsel, accountants and other representatives shall be entitled to have full access during normal business hours to all KenCom's properties, books, accounts, records, contracts and documents of or relating to the Capital Stock, but shall not disrupt nor inhibit KenCom's normal business operations. Sellers shall furnish or cause to be furnished to Acquiror and its representatives all data and information concerning the business, finances and properties of KenCom that may reasonably be requested.

         8.2 CONDUCT OF BUSINESS IN NORMAL COURSE. Sellers shall carry on KenCom's business and activities diligently and in substantially the same manner as they previously have been carried on, and shall not make or institute any unusual or novel methods of management, accounting or operation that will vary materially from the methods used by KenCom as of the date of the Agreement. Sellers shall use their best efforts, without making any commitments on behalf of Acquiror, to preserve its business organization intact, to keep available to KenCom its present officers and employees, and to preserve its present relationships with suppliers, customers and others having business relationships with it.

         8.3 NO-SHOP. Sellers and Acquiror hereby ratify and confirm that they have entered into a legally binding agreement dated April 25, 2002 (the "LOI"), which is incorporated herein by reference, whereby Sellers have agreed among other things not to offer or solicit for sale or sell KenCom except to Acquiror for a period of time. The Parties hereby agree that upon the execution of this Agreement, the "no-shop" period shall be extended to the date of Closing unless otherwise terminated pursuant to said LOI.

         8.4 MAINTENANCE OF INSURANCE. The Selling Parties shall continue to carry KenCom's existing insurance policies, subject to variations in amounts required by the ordinary operations of its business. At the request of Acquiror and at Acquiror's sole expense, the amount of insurance against fire and other casualties which, at the date of the Agreement, KenCom carries on any of the assets or in respect of its operations shall be increased by such amount or amounts as Acquiror shall specify.

         8.5 EMPLOYEES AND COMPENSATION. Except in the ordinary course of business, the Selling Parties shall not do, or agree to do, any of the following acts: (i) grant any increase in salaries payable or to become payable to any officer, employee, sales agent or representative or consultant; or (ii) increase benefits payable to any officer, employee, sales agent or representative or consultant under any bonus or pension plan or other contract or commitment to be funded with KenCom assets, except as set forth in SCHEDULE 8.5.

         8.6 NEW TRANSACTIONS. The Selling Parties shall not do or agree to do any of the following acts:

                  (a) Enter into any contract, commitment or transaction not in the usual and ordinary course of its business; or

                  (b) Make any capital expenditures or commitments in excess of $5,000 for any single item or $5,000 in the aggregate, or enter into any leases of capital equipment or property under which the annual lease charge is in excess of $5,000; or

                  (c) Sell or dispose of any capital assets with a net book value in excess of $5,000 individually, or $5,000 in the aggregate not in the usual and ordinary course of business; or

                  (d) Declare any dividends or make any distributions other than as described in Section 6.3(p).

         8.7 PAYMENT OF LIABILITIES AND WAIVER OF CLAIMS. Other than in the usual and ordinary course of business, the Selling Parties shall not do, or agree to do, any of the following acts: (i) pay any obligation or liability, fixed or contingent, other than current liabilities; (ii) waive or compromise any right or claim; or (iii) cancel, without full payment, any note, loan or other obligation owing to KenCom.

         8.8 EXISTING AGREEMENTS. Other than in the usual and ordinary course of business, the Selling Parties shall not modify, amend, cancel or terminate any of its existing contracts or agreements, or agree to do any of those acts.

         8.9 ESTOPPEL CERTIFICATES. The Selling Parties shall obtain estoppel certificates to any leased premises in form and substance satisfactory to Acquiror and will furnish to Acquiror executed copies of those estoppel certificates obtained by them.

         8.10 REPRESENTATIONS AND WARRANTIES TRUE AT CLOSING. Sellers shall assure that all representations and warranties of the Selling Parties set forth in the Agreement, any SCHEDULE, and in any written statements delivered to Acquiror by the Selling Parties under the Agreement will also be true and correct as of the Closing as if made on that date and that all conditions precedent to the Closing shall have been met. Sellers shall promptly disclose to Acquiror any information contained in the Schedules to the Agreement which, because of an event occurring after the date hereof, is incomplete or is no longer correct as of all times after the date hereof until the Closing.

ARTICLE 9. CONDITIONS PRECEDENT TO ACQUIROR'S PERFORMANCE

         The obligations of Acquiror to pay the Purchase Price under the Agreement is subject to the satisfaction, at or before the Closing, of all the conditions set out below in this Article 9. Acquiror may waive any or all of these conditions in accordance with Section 14.2 hereof; provided, however, that no such waiver of a condition shall constitute a waiver by Acquiror of any of its other rights or remedies, at law or in equity, if Sellers shall be in default of any of their representations, warranties or covenants under the Agreement.

         9.1 STOCK CERTIFICATES. Sellers shall have delivered to Acquiror at or prior to Closing (a) certificates evidencing the Shares of Capital Stock, together with stock powers and instruments of conveyance and transfer; (b) written resignation of all directors of KenCom; and (c) corporate minute books, corporate seal, and stock ledger and transfer books of KenCom.

         9.2 ACCURACY'S OF SELLERS' REPRESENTATIONS AND WARRANTIES. All representations and warranties by Sellers in the Agreement, any Schedule, or in any written statement that shall be delivered to Acquiror by Sellers under the Agreement shall be true and correct in all material respects on and as of the Closing as though made at that time.

         9.3 ABSENCE OF LIENS. At or prior to the Closing, Acquiror shall have received a Uniform Commercial Code ("UCC") search report dated as of a date not more than ten (10) days before the Closing issued by the New Jersey Secretary of State and any other applicable governmental authority or by a title company or other company reasonably satisfactory to counsel for Acquiror indicating that there are no UCC filings with such Secretary of State and any other applicable governmental authority which name any of Sellers as debtor or otherwise indicating any lien on the assets of KenCom or the Capital Stock, except for the liens otherwise disclosed in Schedules hereto or that shall be released at or prior to the Closing.

         9.4 SELLING PARTIES' PERFORMANCE. Sellers shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Agreement to be performed or complied with by the Selling Parties on or before the Closing.

         9.5 CERTIFICATION BY SELLING PARTIES. Acquiror shall have received a certificate, dated the Closing, signed by the Sellers certifying, in such detail as Acquiror and its counsel may reasonably request, that the conditions specified in Sections 9.2 and 9.4 have been fulfilled.

         9.6 OPINION OF SELLERS' COUNSEL. Acquiror shall have received from Richard Freedman, Esquire, counsel for Sellers, an opinion dated as of the Closing, in form and substance reasonably satisfactory to Acquiror and its counsel, to the effect that:

                  (a) KenCom is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey and has all requisite corporate power to perform its obligations under the Agreement;

                  (b) All corporate proceedings required by law or by the provisions of the Agreement to be taken by KenCom on or before the Closing, in connection with the execution and delivery of the Agreement and the consummation of the transactions contemplated by the Agreement, have been duly and validly taken;

                  (c) Sellers have the requisite power and authority to deliver and transfer the Capital Stock of KenCom for the consideration set forth in
Section 2.1 of the Agreement;

                  (d) Every consent, approval, authorization or order of any court or governmental agency or body that is required for the consummation by KenCom of the transactions contemplated by the Agreement has been obtained or has been waived by Acquiror and will be in effect on the Closing Date;

                  (e) The consummation of the transaction contemplated by the Agreement does not violate or contravene any of the provisions of the Articles of Incorporation, Bylaws of KenCom or any indenture, agreement, statute, judgment or order to which KenCom is a party or by which KenCom is bound; and

                  (f) The Agreement has been duly and validly authorized and, when executed and delivered by the Sellers, will be valid and binding on the Sellers and enforceable in accordance with its terms, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally.

                  (g) Each Seller has valid title to the Shares of Capital Stock to be sold by such Seller under this Agreement free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever. Upon delivery of and payment for the Shares of Capital Stock, good and clear title to such Shares of Capital Stock will pass to the Acquiror, free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever.

         9.7 ABSENCE OF LITIGATION. No action, suit or proceeding before any court or any governmental body or authority, pertaining to the transaction contemplated by the Agreement or to its consummation, shall have been instituted or threatened on or before the Closing.

         9.8 CORPORATE APPROVAL. The execution and delivery of the Agreement by KenCom, and the performance of its covenants and obligations under it, shall have been duly authorized by all necessary corporate action, and Acquiror has received copies of all resolutions pertaining to that authorization, certified by the secretary of KenCom.

         9.9 ESTOPPEL CERTIFICATES. Acquiror shall have received from KenCom estoppel certificates and consents relating to any leased property in a form reasonably satisfactory to Acquiror's counsel.

         9.10 CONSENTS. All necessary agreements and consents which KenCom is obligated to obtain so as to consummate the transaction contemplated by the Agreement, or otherwise pertaining to the matters covered by it, shall have been obtained by KenCom and delivered to Acquiror.

         9.11 APPROVAL OF DOCUMENTATION. The form and substance of all certificates, instruments, opinions and other documents delivered to Acquiror under the Agreement shall be satisfactory in all reasonable respects, to Acquiror and its counsel.

         9.12 EMPLOYMENT AGREEMENT. Acquiror's wholly owned subsidiary, Key Communications Service, Inc. ("Key") and the Sellers shall have entered into employment agreements with those individuals set forth on SCHEDULE 9.13, which employment agreements shall supersede and render void and unenforceable the employment agreements of the Sellers in effect immediately prior to the Closing.

         9.13 CONTINUITY OF EMPLOYMENT FOR CERTAIN INDIVIDUALS. Acquiror shall have made arrangements suitable to it for the employment by Key of sufficient KenCom employees to continue the operation of the business being transferred without disruption thereto. SCHEDULE 9.13 sets forth the KenCom employees to whom the Acquiror will extend offers of employment in its sole discretion.

         9.14 CONDITION OF ASSETS. The Assets shall not have been materially or adversely affected in any way as a result of any fire, accident, storm or other casualty or labor or civil disturbance or act of God or the public enemy.

         9.15 EXCHANGE OF CAPITAL STOCK. Sellers shall have delivered and transferred to the Acquiror the Shares of Capital Stock in exchange for the Purchase Price at Closing as specified in Section 2.1.

         9.16 [INTENTIONALLY DELETED.]

         9.17 CUSTOMER REFERENCE. Acquiror shall receive from certain selected KenCom customers references satisfactory to Acquiror as determined in its sole and reasonable discretion.

         9.18 MINIMUM FINANCIAL CRITERIA. Notwithstanding anything to the contrary, including Section 12.4, on the Closing Date (as determined forty-five days therefrom) KenCom must have Working Capital of at least THREE HUNDRED THOUSAND DOLLARS (US$300,000). The definition of Working Capital shall include adequate reserves for those accounts receivable that have been uncollected for more than sixty (60) days from their invoice dates, with the exception of those Accounts Receivable listed on SCHEDULE 12.3 for which Sellers shall unconditionally guarantee collection as per Section 12.3 hereof. The test for "Working Capital" shall be the sum of KenCom's current assets minus KenCom's current liabilities (other than Accrued Vacation and any Acquiror pre-approved payables incurred for printers specified in Section 2.2 in excess of $25,000), as reflected on KenCom's balance sheet as of the Closing Date. If on the Closing Date KenCom's minimum Working Capital is not at US$300,000, then Sellers shall pay Acquiror within ten (10) days after delivery of the Final Report (as defined herein) any amounts necessary to bring the Working Capital up to US$300,000. The determination of KenCom's Working Capital shall be made pursuant to a balance sheet as of the Closing Date prepared (under practices, procedures and standards consistent with GAAP) by Sellers' independent auditors as promptly as practicable after the Closing, but in no event later than forty-five (45) days after the Closing, which balance sheet shall be delivered to the Parties by the Sellers' independent auditors in the form of a "Draft Report". For a period of ten (10) days after receipt of the Draft Report, each party shall have the right to discuss the Draft Report with the Sellers' independent auditors. Upon expiration of said 10-day period, subject to any extensions that the Sellers' independent auditors may request in its sole discretion, the Sellers' independent auditors shall issue its "Final Report", which shall be conclusive and binding upon the Parties for the purposes of this Section 9.18 only. All costs incurred by the Sellers' independent auditors pursuant to this Section shall be equally borne by the Parties. The obligations of Sellers described in this Section 9.18 are absolute and unconditional in all respects, and shall be valid and enforceable irrespective of any other agreements or circumstances which might otherwise constitute a defense to such obligations including, without limitation, any liabilities of Sellers to Acquiror pursuant to Section 12.4 of the Agreement. Sellers absolutely, unconditionally and irrevocably waive any and all right to assert any defense, set-off, counterclaim or cross-claim of any nature whatsoever with respect to such obligations in any action or proceeding brought by Acquiror to collect the indebtedness described in this Section.

ARTICLE 10. CONDITIONS PRECEDENT TO SELLERS' PERFORMANCE.

         The obligation of the Sellers to exchange the Capital Stock under the Agreement is subject to the satisfaction, at or before the Closing, of all the following conditions set out below in this Article 10. Sellers may waive any or all of these conditions in accordance with Section 14.2 hereof; provided, however, that no such waiver of a condition shall constitute a waiver by the Sellers of any of its other rights or remedies, at law or in equity, if Acquiror shall be in default of any of their representations, warranties or covenants under the Agreement.

         10.1 ACCURACY OF ACQUIROR'S REPRESENTATIONS AND WARRANTIES. All representations and warranties by Acquiror contained in the Agreement or in any written statement delivered by Acquiror under the Agreement, including but not limited to the Reports delivered to Sellers pursuant to Section 7.2 hereof, shall be true on and as of the Closing as though such representations and warranties were made on and as of that date.

         10.2 ACQUIROR'S PERFORMANCE. Acquiror shall have performed, satisfied and complied in all material respect with all covenants, agreements and conditions that it is required by the Agreement to perform, comply with, or satisfy, before or at the Closing.

         10.3 OPINION OF ACQUIROR'S COUNSEL. Acquiror shall have furnished the Sellers with an opinion, dated as of the Closing, of Rafael G. Rodriguez, Esq., counsel for Acquiror, in form and substance satisfactory to the Sellers and its counsel, to the effect that:

                  (a) Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has all requisite corporate power to perform its obligations under the Agreement;

                  (b) All corporate proceedings required by law or by the provisions of the Agreement to be taken by Acquiror on or before the Closing, in connection with the execution and delivery of the Agreement and the consummation of the transactions contemplated by the Agreement, have been duly and validly taken;

                  (c) Acquiror has the corporate power and authority to acquire the Capital Stock for the consideration set forth in Section 2.1 of the Agreement;

                  (d) Every consent, approval, authorization or order of any court or governmental agency or body that is required for the consummation by Acquiror of the transactions contemplated by the Agreement has been obtained or has been waived by KenCom and will be in effect on the Closing Date;

                  (e) The consummation of the transaction contemplated by the Agreement does not violate or contravene any of the provisions of the Articles of Incorporation and Bylaws, both as amended, of Acquiror or any indenture, agreement, statute, judgment or order to which Acquiror is a party or by which Acquiror is bound;

                  (f) The Agreement has been duly and validly authorized and, when executed and delivered by Acquiror, will be valid and binding on Acquiror and enforceable in accordance with its terms, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally; and

                  (g) The shares of Acquiror's Restricted Stock issued to the Sellers at Closing will be validly and legally issued and will be fully paid and non-assessable.

         10.4 ACQUIROR'S CORPORATE APPROVAL. Acquiror shall have received corporate authorization and approval from its Board of Directors for the execution and delivery of the Agreement, and all corporate action necessary or proper to fulfill the obligations of the Sellers to be performed under the Agreement on or before the Closing.

         10.5 CERTIFICATION BY ACQUIROR. Sellers shall have received a certificate, dated as of the Closing, signed by an executive officer of Acquiror certifying, in such detail as Sellers and its counsel may reasonably request, that the conditions specified in Section 10.1 and 10.2 have been fulfilled.

         10.6 ABSENCE OF LITIGATION. No action, suit or proceeding before any court or any governmental body or authority, pertaining to the transaction contemplated by the Agreement or to its consummation, shall have been instituted or threatened on or before the Closing.

         10.7 CONSENTS. All necessary agreements and consents of any third parties to the consummation of the transaction contemplated by the Agreement, or otherwise pertaining to the matters covered by it, including, without limitation, the consent of Commerce Bank and the release of each Seller from their personal guarantees relating to KenCom's line of credit shall have been obtained on or before or contemporaneously with the Closing.

         10.8 APPROVAL OF DOCUMENTATION. The form and substance of all certificates, instruments, opinions and other documents delivered to the Sellers under the Agreement shall be satisfactory in all reasonable respects, to Sellers and its counsel.

         10.9 EMPLOYMENT AGREEMENT. Acquiror shall have entered into an employment agreement with each of the Sellers and Mr. Beaver on terms and conditions to be negotiated by the respective parties.

         10.10 EXCHANGE OF STOCK. Acquiror shall have delivered the Purchase Price for the Shares of Capital Stock at Closing as specified in Section 2.1.

         10.11 PERSONAL AUTOMOBILES. Acquiror will allow Sellers to retain the personal automobiles that are on the Company's books provided Sellers fully assume any and all related liabilities for these automobiles. The Acquiror acknowledges that there is a Chevrolet Corvette and Pontiac Bonneville listed as assets with a related loan payable for the Pontiac Bonneville. The Buyers also acknowledge that there is also an off balance sheet Lexus leased by the Company.

         10.12 LINE OF CREDIT. At Closing, or as soon thereafter as practicable, the Acquiror shall pay off and cancel the notes payable issued pursuant to the Commerce Bank Line of Credit.

ARTICLE 11. [MOVED TO SECTION 6.34 OF THIS AGREEMENT.]


ARTICLE 12. PARTIES' OBLIGATIONS AFTER THE CLOSING

A. SELLERS' OBLIGATIONS.

         12.1 PRESERVATION OF GOODWILL. Following the Closing, Sellers will conduct their activities so that Acquiror's reasonable expectations with respect to the goodwill, business reputation, employee relations and prospects connected with KenCom's business will not be materially impaired.

         12.2 TRADE NAMES. If requested by Acquiror, Sellers agree that after the Closing Date they shall not use or employ in any manner not authorized by Acquiror directly or indirectly the name or any trade or service marks of KenCom or any variation thereof.

         12.3 GUARANTEE OF ACCOUNTS RECEIVABLE. The Sellers guarantee to the Acquiror that the unpaid balance of the Accounts Receivable of KenCom listed on
SCHEDULE 12.3 will be paid within ninety (90) days of the date of Closing. Within ten (10) days after delivery to the Sellers of written notice of any such Accounts Receivable not being paid within such ninety (90) day period, the Sellers will pay to the Acquiror the full amount of such unpaid receivable in cash. The Acquiror shall provide full access and all reasonable assistance to collect such receivable. Any receivable not collected, but paid for by the Sellers, shall be assigned to the Sellers.

         12.4 SELLERS' INDEMNITIES.

                  (A) GENERAL INDEMNITIES. Sellers shall jointly and severally indemnify, defend and hold harmless the Acquiror, its affiliates, officers, directors, employees, agents and representatives (the "Acquiror Indemnified Party") against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorneys' fees ("Losses"), subject to Section 12.14, that the Acquiror Indemnified Party shall incur or suffer, which arise, result from or relate to any breach of, or failure by Sellers to perform, any of their representations, warranties, covenants or agreements in the Agreement or in any Schedule, certificate, exhibit or other instrument furnished or to be furnished by Sellers under the Agreement, or from the operation of KenCom prior to the Closing, including without limitation, Losses for employment causes of action or proceedings instituted by any of the Severed Employees (as defined in Section 12.10(b)) against KenCom or the Acquiror post-Closing, which cause of action arose or resulted from acts or omissions of KenCom or Sellers pre-Closing ("Sellers' Employment Losses").

                  (B) ERRORS & OMISSIONS INDEMNITIES. Sellers shall jointly and severally indemnify, defend and hold harmless the Acquiror, its affiliates, officers, directors, employees, agents and representatives against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorneys' fees ("Losses"), subject to Section 12.14(iii), that the Acquiror Indemnified Party shall incur or suffer, which arise, result from or relate to Losses for any Errors and Omissions (also known as Professional Liability) related claims that are filed post-Closing but that originated from the operation of KenCom prior to Closing (the "E&O Claims"). (Hereinafter the Losses for E&O Claims shall be known as the "E&O Claims Losses.") For purposes of this Section 12.4(B), the definition of Errors and Omissions shall be defined as any Losses that would have been insurable under the Acquiror's E&O Liability Policy, subject to any E&O exclusions under that same policy.

                  (C) CONFIDENTIAL INFORMATION INDEMNITIES. Sellers shall jointly and severally indemnify, defend and hold harmless the Acquiror Indemnified Party from and against any Losses suffered by the Acquiror Indemnified Party as a result of any breach by KenCom of Section 6.12, specifically as it relates to the development by a third party of works derived from KenCom's proprietary software programs, and the development of such work was facilitated by KenCom's breach of Section 6.12. The foregoing specifically excludes third party works derived independently of such proprietary software programs.

         12.5 SELLERS' PAYMENT OF SEPARATION PAY. Sellers shall coordinate with the Acquiror as to the time Sellers will pay those employees severed pursuant to
Section 9.17 and shall absolutely not pay any Separation Pay to a severed employee until at least the eight (8th) day after the execution by such severed employee of the general release form (the "Rescission Period"); provided such severed employee has not revoked his or her acceptance of and assent to the general release during the Rescission Period.

         12.6 NON-SOLICITATION OF EMPLOYEES. Neither of the Sellers shall, for three years from the date of the Closing, solicit any employee of Acquiror or of any direct or indirect subsidiary of Acquiror to leave such employment.

         12.7 DEPOSIT OF CHECKS. Sellers shall cooperate with Acquiror in making all necessary or desirable arrangements so that checks and other payments on accounts receivable of KenCom may be deposited following the Closing into Acquiror's bank accounts without endorsement by the Sellers.

         12.8 S CORPORATION RETURN. The Sellers agree that KenCom will timely prepare and file any required S Corporation federal, state and local tax returns for KenCom for any required periods through the date of the Closing, and the appropriate taxpayer will timely and fully pay all applicable taxes for that period as more particularly described in Section 6.4(j). The Sellers agree to pay all costs of preparational filing for such returns.

B. ACQUIROR'S/KENCOM'S OBLIGATIONS.

         12.9 REGISTRATION RIGHTS. The Sellers and Acquiror shall execute a Registration Rights Agreement in the form attached hereto as SCHEDULE 12.9.

         12.10 PAYMENT OF S CORPORATION TAXES; SEVERED EMPLOYEES AND ACCRUED VACATION.

                  (a) Acquiror will allow a distribution to Sellers for Federal and New Jersey state tax expense incurred as a direct result of KenCom's taxable earnings for the stub period from January 1, 2002 to the Closing Date (as may be extended). The Parties will work together to minimize any such taxes. The distribution will be paid directly by Acquiror to the Sellers upon submission of KenCom's stub period Form 1120S and its related K-1 schedules. Acquiror may accept other documentation as basis for distribution at its sole discretion.

                  (b) REASSIGNED EMPLOYEES; SEVERANCE. Post-Closing, KenCom shall sever the employment relationship with all of its employees with the exception of those employees listed on SCHEDULE 9.13, who are being reassigned to Key, (the "Severed Employees") and shall use best efforts to obtain from each severed employee an executed general release.

                  (c) After Closing, on the effective date of termination of each Severed Employee, KenCom shall pay for any and all accrued vacation due and owing to the Severed Employees, less any applicable, federal, state and local taxes.

         12.11 ACCESS TO RECORDS. From and after the Closing, the Acquiror shall allow Sellers, and their counsel, accountants and other representatives, such access to records of KenCom, which after the Closing are in the custody or control of the Acquiror as Sellers reasonably require in order to comply with their respective obligations under the law or under contracts assumed by Acquiror pursuant to the Agreement.

         12.12 ACQUIROR'S INDEMNITIES. Acquiror shall indemnify, defend and hold harmless Sellers against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorneys' fees ("Losses"), that Sellers shall incur or suffer, which arise, result from or relate to any breach of, or failure by Acquiror to perform, any of its representations, warranties, covenants or agreements in the Agreement or in any Schedule, certificate, exhibit or other instrument furnished or to be furnished by Acquiror under the Agreement, prior to the Closing; provided, however, that Acquiror shall only be obligated to indemnify Sellers hereunder for Losses in excess of $100,000 in the aggregate. In addition, the Acquiror shall indemnify the Sellers from any Losses for employment causes of action or proceedings instituted by any of the Severed Employees against KenCom, which cause of action arose or resulted from acts or omissions of KenCom post-Closing ("Acquirors' Employment Losses").

C. ASSERTION OF CLAIMS.

         12.13 ASSERTION OF CLAIMS. All claims for indemnification by either of the Sellers pursuant to Section 12.12 hereof or an Acquiror Indemnified Party pursuant to Section 12.4 hereof, or any other provision of the Agreement except
Section 12.3, shall be asserted and resolved as follows:

                  (a) Any person claiming indemnification hereunder is hereinafter referred to as the "Indemnified Party" and any person against whom such claims are asserted hereunder is hereinafter referred to as the "Indemnifying Party." In the event that any Losses are asserted against or sought to be collected from an Indemnified Disclosing Party a third party, said Indemnified Party shall with reasonable promptness notify the Indemnifying Party of the Losses, specifying the nature and specific basis for such Losses and the indemnity claim and the amount or the estimated amount thereof to the extent then feasible and enclosing a copy of all papers (if any) served with respect to the claim (the "Claim Notice"). The Indemnifying Party shall not be obligated to indemnify the Indemnified Party with respect to any such Losses if the Indemnified Party fails to notify the Indemnifying Party thereof in accordance with the provisions of the Agreement in reasonably sufficient time so that the Indemnifying Party's ability to defend against the Losses is not prejudiced, but only to the extent such notification within such time period is practicable. The Indemnifying Party shall have thirty (30) days from the date the Claim Notice is given in accordance with the notice provisions hereof (the "Notice Period") to notify the Indemnified Party (x) whether it disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such Losses; and (y) whether it desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Recipient against such Losses; which election to defend may be made without prejudicing the Indemnifying Recipients to its liability hereunder, other than with respect to the costs of defense. Notwithstanding the foregoing, the Indemnified Party is hereby authorized prior to and during the Notice Period to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party (and of which it shall have given notice and opportunity to comment to the Indemnifying Party) and that is not prejudicial to the Indemnifying Party.

                           (A) In the event that the Indemnifying Party notifies
the Indemnified Party within the Notice Period that it desires to defend the Indemnified Recipient against such Losses and except as hereinafter provided, the Indemnifying Party shall have the right to defend by all appropriate proceedings, and with counsel of its own choosing, which proceedings shall be promptly settled or prosecuted by them to a final conclusion. If the Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense. If requested by the Indemnifying Party, the Indemnified Recipient agrees to cooperate with the Indemnifying Recipient and its counsel in contesting any Losses that the Indemnifying Party elects to contest, or, if appropriate and related to the claim in question, in making any counterclaim against the person asserting the third party Losses, or any cross-complaint against any person. No claim with respect to which the Indemnifying Party has admitted its liability may be settled or otherwise compromised without the prior written consent of the Indemnified Party. Any party settling or compromising a claim in violation of the preceding sentence shall be solely liable for the amount of the settlement or compromise.

                           (B) If the Indemnifying Party does not notify the
Indemnified Party within thirty (30) days after the receipt of a Claim Notice that it elects to undertake the defense thereof, the Indemnified Party shall have the right to defend at the expense of the Indemnifying Party the claim with counsel of its choosing reasonably satisfactory to the Indemnifying Party, subject to the right of the Indemnifying Party to assume the defense of any claim at any time prior to settlement or final determination thereof. Any such defense shall be prosecuted promptly and vigorously by the Indemnified Party.

                           In the case of either (A) or (B), if the Indemnifying
Party has not admitted its liability for a claim, the Indemnified Party shall send a written notice to the Indemnifying Party of any proposed settlement of any claim received by the Indemnified Party. The Indemnifying Party shall have an option for thirty (30) days following receipt of such notice to (i) admit liability for the claim if it has not already done so and (ii) if liability has been admitted, reject, in its reasonably judgment, the proposed settlement. Failure to reject such settlement within such 30-day period shall be deemed an acceptance of such settlement. If the Indemnified Party settles any such claim over the objection of the Indemnifying Party, the Indemnified Party shall thereby waive any right to indemnify therefor, unless the Indemnifying Party has prior to the time of settlement admitted liability for such claim. Notwithstanding any provisions hereof to the contrary, the Indemnifying Party may defend any claim in the manner described herein under a reservation of rights as to liability for such claim.

                  (b) In the event any Indemnified Party should have a claim for Losses against any Indemnifying Party hereunder that does not involve a Loss being asserted against or sought to be collected from it by a third party (for example, but without limitation, a Loss resulting from a breach of a representation, warranty or covenant), the Indemnified Party shall send a Claim Notice (including an explanation, in reasonable detail, of the basis for such claim, the particular representation, warranty or covenant claimed to be breached by the Indemnifying Party, and the manner in which the amount claimed to be due was computed, together with all documents in the possession of the Indemnified Party relating to such claim for Losses) with respect to such claim to the Indemnifying Party. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days from the date the Claim Notice is given that it disputes such claim for Losses, the amount of such Losses shall be conclusively deemed a liability of the Indemnifying Party hereunder.

D. LIMITATION ON LOSSES.

         12.14 LIMITATION OF SELLERS' LIABILITY. Subject to the provisions of
Section 12.15, Sellers shall only be obligated to indemnify the Acquiror Indemnified Party hereunder (i) for Losses in excess of TWENTY-FIVE THOUSAND DOLLARS (US$25,000) in the aggregate (the "Indemnification Basket"), (ii) for Losses not in excess of ONE HUNDRED THOUSAND DOLLARS (US$100,000) over the Indemnification Basket and (iii) for Seller's E&O Claims Losses not in excess of one hundred percent (100%) of the value of the shares of Restricted Stock to be delivered hereunder, which E&O Claims Losses shall not be subject to the Indemnification Basket. For purposes of this Sections 12.14(i) and (ii) only, the defined term "Losses" shall not include Employment Losses.

         (A) HOLDBACK. Sellers hereby authorize the Acquiror to holdback ONE HUNDRED THOUSAND DOLLARS (US$100,000) (the "Holdback") as per Section 2.1(a) of this Agreement for a period of six (6) months from the Closing Date (the "Holdback Period"), unless the Indemnified Acquiror Party makes a claim for liability under the Agreement, in which case the Parties will exercise best efforts and promptly negotiate the resolution of such claim in good faith according to the Agreement. If the resolution of such claim involves payment by the Sellers by transferring to the Acquiror the applicable amount of the Holdback, Sellers hereby authorize the Acquiror to do all things necessary to affect such transfers. Sellers hereby agree to indemnify the Acquiror from exercising its rights under this Section 12.14(A); provided, however, that Sellers shall not indemnify the Acquiror from its gross negligence or willful misconduct in connection with the Holdback. After the expiration of Holdback Period, the Acquiror shall distribute the remaining cash balance of the Holdback in proportionate amounts to each of the Sellers ("Holdback Release Date"), subject to any amounts which are then subject to a claim made by an Acquiror Indemnified Party, which amounts shall continue to be held back until the final resolution of such claim.

         12.15 EXCEPTIONS TO LIMITATION ON LOSSES. None of the limitations on Sellers' obligations to indemnify the Acquiror Indemnified Party nor the Indemnification Basket set forth in Section 12.14 shall apply to any (x) any deficiency resulting from Section 9.18 of the Agreement nor (y) Losses incurred by the Acquiror Indemnified Party that relate, directly or indirectly, to: (i) any (intentional) fraudulent acts committed by KenCom or any Seller (including without limitation, fraud in connection with the transactions contemplated hereby and any fraudulent acts by any officer, director, employee, agent or equity holder of KenCom); (ii) any indemnification obligation under Article 4 and 12.4(C); (iii) the Sellers' obligations set forth in Section 12.3 and 13.2 to pay certain expenses; and (iv) any breach of a representation or warranty contained in Sections 6.4, 6.12, 6.13, 6.32, or 13.1.

ARTICLE 13. COSTS

         13.1 FINDER'S OR BROKER'S FEES. Each of the Sellers and Acquiror represent and warrant that it has dealt with no broker or finder in connection with any of the transactions contemplated by the Agreement, and, insofar as it knows, no broker or other person is entitled to any commission or finder's fee in connection with any of these transactions.

         13.2 EXPENSES. Each of the Parties shall pay its own and expenses, including, but not limited to attorneys' and accounting fees, incurred or to be incurred by it in negotiating and preparing the Agreement and in closing and carrying out the transactions contemplated by the Agreement ("Transaction Expenses"). The Parties acknowledge and agree that in no event shall KenCom be liable for any Transaction Expenses.

ARTICLE 14. FORM OF AGREEMENT

         14.1 HEADINGS. The subject headings of the Articles and Sections of the Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

         14.2 ENTIRE AGREEMENT; MODIFICATION; WAIVER. The Agreement constitutes the entire agreement between the Parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations and understandings of the Parties. No supplement, modification or amendment of the Agreement shall be binding unless executed in writing by all the Parties. No waiver of any of the provisions of the Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

         14.3 COUNTERPARTS; FACSIMILE. The Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. In addition, execution of the Agreement and the Schedules attached hereto may be transmitted by one party to the other via facsimile.

ARTICLE 15. PARTIES

         15.1 PARTIES IN INTEREST. Nothing in the Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of the Agreement on any persons other than the Parties to it and their respective successors and assigns, nor is anything in the Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to the Agreement, nor shall any provision give any third persons any right of subrogation or action over against any party to the Agreement.

         15.2 ASSIGNMENT. The Parties may not assign or delegate any of its rights or obligations under the Agreement or any part hereof without the prior written consent of each other party, except for any assignment permitted in
Section 20.7. The Agreement shall be binding on and shall inure to the benefit of the Parties to it and their respective heirs, legal representatives, successors and assigns.

ARTICLE 16. REMEDIES

         16.1 RECOVERY OF LITIGATION COSTS. If any legal action or any arbitration or other preceding is brought for the enforcement of the Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of the Agreement, the respective Parties shall bear their own costs and expenses.

         16.2 CONDITIONS PERMITTING TERMINATION. Subject to the provisions of
Article 3 relating to the postponement of the date of Closing, either party may terminate the Agreement by written notice to the other, without liability to the other, if any bona fide action or proceeding shall be pending against either party that could result in an unfavorable judgment, decree or order that would prevent or make unlawful the carrying out of the Agreement.

         16.3 DEFAULTS PERMITTING TERMINATION. If prior to Closing either Acquiror or either of the Selling Parties materially defaults in the due and timely performance of any of its representations, warranties, covenants or agreements under the Agreement, the non-defaulting party or parties may give notice of termination of the Agreement, in the manner provided in Article 18. The notice shall specify with particularity the default or defaults on which the notice is based. The termination shall be effective ten (10) business days (and if the ten (10) days are prior to the scheduled date of Closing, such Closing shall be extended for the same time to enable the defaulting party to cure the specified default or defaults on or before this effective date for termination). Subject to Section 16.4, such termination shall not waive, release or discharge the non-defaulting parties' rights to seek legal and equitable relief.

         16.4 BREACH OF WARRANTIES. Notwithstanding any provision of the Agreement to the contrary, if, upon execution of the Agreement and upon the Closing, the warranties and representations made by either party pursuant to Sections 6, 7 or 11 of the Agreement are not true and correct, and either party notifies the other party of such fact in writing, then the rights and obligations of the Parties shall be as follows:

                  (a) If the applicable warranty or representation was untrue as of the date made, then except in cases of fraud or neglect, the sole and exclusive remedy of the non-warranting party shall be either of the following, as the non-warranting party may elect in writing:

                           (i) To waive the breach in writing and continue with
the Closing, in which case the non-warranting party shall have no further recourse with respect to such breach or falsity pursuant to Section 12.4 or
12.14 or otherwise; or

                           (ii) To terminate the Agreement by written notice, in
which case neither party shall have any further obligations nor liabilities to the other party hereunder, except as set forth in Sections 16.4 and 20.2.

                  (b) If the applicable warranty or representation was true when made, but became untrue thereafter for reasons other than a breach by the warranting party of its other covenants and obligations under the Agreement, then:

                           (i) If the breach or falsity would adversely and
materially affect the non-breaching party's rights and obligations under the Agreement, the remedies of the non-warranting party shall be as elected under
Section 16.4(a) above; and

                           (ii) If the breach or falsity would not adversely and
materially affect the non-breaching party's rights and obligations under the Agreement, the sole and exclusive remedy of the non-warranting party shall be limited to those set forth elsewhere in this Agreement, and the non-warranting party shall have no right to terminate the Agreement on account of such breach or falsity.

ARTICLE 17. NATURE AND SURVIVAL OF REPRESENTATIONS AND WARRANTIES

         All representations and warranties in any instrument, certificate, opinion or other writing provided for in it, shall survive the Closing and will remain in effect until and will expire upon the Holdback Release Date, except for representations and warranties set forth in Sections 6.4, 6.12, 6.13, 6.32 or 13.1, which will expire after the end of the third (3) year after Closing.

ARTICLE 18. NOTICES

         Except as otherwise specifically provided herein, any notice required or permitted to be sent by the Agreement will be in writing and will be (i) delivered by hand; (ii) sent by fax (if the receiving machine confirms receipt through answerback and the sending machine prints a paper copy of the answerback message); or (iii) mailed by registered, certified or other prepaid, receipted delivery service, return receipt requested, to the address or fax number provided by the Agreement. Complying notices will be effective (a) when delivered by hand; (b) the next business day after sent by fax; (c) five business days after deposited in the mail in the manner required above, with proper postage prepaid; or (d) one business day after deposited with the delivery service. Notices will be addressed as follows or as from time to time directed in writing by any of the Parties' notice given hereunder:

          KENCOM:                   KenCom Communications and Services, Inc.
                                    102 Executive Drive, Suite No. 5
                                    Moorestown, NJ 08054
                                    Fax: 856-235-5566
                                    Attn.:  Deborah M. Kennedy, President

              with copy to:         Angelli, Viniar & Freedman, L.L.P.
                                    413 Route 70 East
                                    Cherry Hill, NJ 08034
                                    Fax:  (856) 429-0020
                                    Attn.:  Richard P. Freedman, Esq.

          SELLERS:                  Deborah M. Kennedy
                                    6137 Irving Ave
                                    Pennsauken, NJ 08109
                                    856-665-3226
                                    Cell: 609-472-8729

                                    Colleen Phillips-Norton 585
                                    Sentinel Road Moorestown,
                                    NJ 08057 856-222-9115
                                    Cell: 609-238-0845

          ACQUIROR:                 ProxyMed, Inc.
                                    2555 Davie Road, Suite 110
                                    Fort Lauderdale, Florida 33317
                                    Fax: (954) 473-0620
                                    Attn.:  Chief Executive Officer

              with copy to:         ProxyMed, Inc.
                                    2555 Davie Road, Suite 110
                                    Fort Lauderdale, Florida 33317
                                    Fax: (954) 473-2341
                                    Attn.:  In-House Counsel

Any party may change its address for purposes of this Article by giving the other parties written notice of the new address in the manner set forth above.

ARTICLE 19. GOVERNING LAW

         The Agreement shall be construed in accordance with, and governed by, the laws of the State of Florida, without regard to its conflict of law provisions.

ARTICLE 20. MISCELLANEOUS

         20.1 ANNOUNCEMENTS. Except as and to the extent required by any applicable law, regulation or order, including Securities and Exchange Commission regulations, no party to the Agreement shall, and each shall direct its representatives not to, directly or indirectly, make any public comment, statement or communication with respect to, or otherwise disclose or permit the disclosure of the existence of negotiations regarding a proposed transaction between the Parties or any of the terms, conditions or other aspects of a proposed transaction without prior written consent of the other party. In the event any party is required by applicable law, regulation or order to make any such disclosure, such party shall provide prior notice of such required disclosure to the other party. Acquiror agrees to deliver to the Sellers a copy of the proposed public announcement relating to this transaction prior to the publication thereof in order to give the Sellers an opportunity to make recommendations with respect thereto, which recommendation shall in no way be binding on Acquiror.

         20.2 CONFIDENTIALITY. All Parties hereto hereby agree that until the Closing (or, if the Closing fails to occur, until the expiration of two years from the date hereof):

                  (a) To treat all Confidential Information as confidential and preserve its confidentiality during the time in which such information is in its possession or under its control and thereafter until such time, if any, that the Confidential Information shall become part of the public domain through no fault of theirs;

                  (b) To disclose the Confidential Information only to those employees and agents (including its investment brokers, independent auditors, counsel and other professional advisors) who require access to such information. Each party ("Recipient") will advise each of the persons to whom it provides access to Confidential Information that such persons are strictly prohibited from making use of, duplicating, publishing or otherwise disclosing to others, or permitting others to use for their benefit or to the detriment of the other party ("Disclosing Party") any of the Confidential Information;

                  (c) If Recipient is required to produce the Confidential Information pursuant to a court order, legal process or governmental action, to first give the Disclosing Party notice thereof and an opportunity to consider whether there is appropriate grounds to object to such production and, if so, appear before the requesting entity to object to its production;

                  (d) Upon the earlier of the request of the Disclosing Party or the termination of the Agreement, to promptly return, (or if requested certify to the destruction) all Confidential Information, including any copies thereof, to the Disclosing Party; and

                  (e) Not to use, or permit others to use, the Confidential Information for any purpose other than the evaluation of the feasibility of Recipient's consummating an acquisition of substantially all of the Disclosing Party's assets, or an acquisition of 100% of Disclosing Party's capital stock, or a merger or similar form of taxable transaction with the Disclosing Party (a "Contemplated Transaction").

                  As used herein, "Confidential Information" includes, without limitation, the following confidential and proprietary information of the Disclosing Party as evidenced by its then existing written records, regardless of whether same was disclosed by the Disclosing Party to Recipient prior to the
Closing: (i) all books, data, statements and compilations of information, in whatever form, relating to the sales, assets, liabilities, profits, losses and other financial matters of the Disclosing Party or its providers, customers or suppliers; (ii) all customer lists, provider lists and other information relating to the Disclosing Party existing and prospective providers, customers and suppliers; and (iii) all other information, matters or things which constitute trade secrets of the Disclosing Party under applicable law or under
Section 6.12 hereunder.

                  Information disclosed by Disclosing Party to Recipient shall not be deemed to be Confidential Information if (i) as evidenced by its then existing written records, it was in Recipient's lawful possession at the time of disclosure to Recipient; (ii) at the time of disclosure, it is in the public domain; (iii) after disclosure, it becomes, through no act or omission on Recipient's part, in the public domain; or (iv) it is or was lawfully and independently developed by Recipient or obtained from a third party who is or was not under an obligation of confidentiality to Disclosing Party or any of its affiliates either by law or under an express agreement.

         20.3 [INTENTIONALLY DELETED.]

         20.4 FURTHER ACTIONS. Each party shall execute and deliver such other certificates, agreements and other documents and take such other actions as may reasonably be requested by the other parties in order to consummate or implement the transactions contemplated by the Agreement.

         20.5 SEVERABLE COVENANTS. In the event that any provision contained herein is declared invalid or illegal, the other provisions hereof shall not be affected or impaired thereby and shall remain valid and enforceable.

         20.6 SPECIFIC PERFORMANCE. In the event of a breach or threatened breach by any party hereto of the provisions of the Agreement, any other party hereto shall be entitled to specific performance. Nothing herein shall be construed as prohibiting any party hereto from pursuing any other remedies available for such breach or threatened breach, including the recovery of damages.

         20.7 NOMINEE. In the event Acquiror elects to assign the Agreement to a wholly owned subsidiary of Acquiror other than Key, Sellers hereby consent to any such assignment so long as Acquiror unconditionally and irrevocably guarantees the obligations of such subsidiary hereunder and any stock issued pursuant to Section 2.1 is that of Acquiror. The foregoing notwithstanding Sellers hereby agree that the Acquiror may assign the Agreement to Key without Sellers' consent.

         20.8 COUNTERPARTS. The Agreement and the Schedules attached hereto may be signed in two or more counterparts, any one of which need not contain the signatures of more that one party, but all such counterparts taken together will constitute one and the same instrument. In addition, execution of the Agreement and the Schedules attached hereto may be transmitted by one party to the other via facsimile.

IN WITNESS WHEREOF, the Parties to the Agreement have duly executed it as of the day and year first above written.

PROXYMED                                  PROXYMED, INC.

ATTEST:

/s/ Rafael G. Rodriguez                   By: /s/ Judson E. Schmid
------------------------------------          ----------------------------------
Rafael G. Rodriguez, Secretary                Judson E. Schmid,
                                              Chief Financial Officer






KENCOM:                                   KENCOM COMMUNICATIONS & SERVICES, INC.


ATTEST:



/s/ Colleen Phillips-Norton               By: /s/ Deborah M. Kennedy
------------------------------------          ----------------------------------
Secretary                                     Deborah M. Kennedy, President



SELLERS:                                  By: /s/ Deborah M. Kennedy
                                              ----------------------------------
                                              Deborah M. Kennedy, Seller


                                          By: /s/ Colleen Phillips-Norton
                                              ----------------------------------
                                              Colleen Phillips-Norton, Seller